Exhibit 8.1

List of Subsidiaries

Particulars	Country of incorporation	2015 (%)	2014 (%)	2013 (%)
Pace Info Com Park Private Limited	India	-	100	100
Sify Technologies (Singapore) Pte. Ltd.	Singapore	100	100	100
Sify Technologies North America Corporation	United States	100	100	100